UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 333-216725

ARD Finance S.A.
(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit Number	Description
99.1	Quarterly Report for the three and nine months ended September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ARD Finance S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 26, 2017

ARD Finance S.A.

By:	/s/ DAVID MATTHEWS
	Name:	David Matthews
	Title:	Chief Financial Officer